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                                January 19, 2006



VIA: OVERNIGHT MAIL

Securities and Exchange Commission
Washington, D.C.  20549-0405
Attn:  Elaine Wolff, Branch Chief

         RE:      RESOURCE CAPITAL CORP.
                  AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-11 FILED JANUARY 9, 2006
                  FILE NO. 333-126517

Dear Ms. Wolff:

         On behalf of Resource Capital Corp. (the "Company"), we wish to respond to your comment letter dated January 13, 2006 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. Internal page references are to the EDGAR version of Amendment No. 6 to the registration statement.

         We are enclosing four courtesy copies, in both clean and blacklined form, of the amended registration statement.


Principal Stockholders, page 120
--------------------------------

1. We note that Brandywine Managers, LLC has voting and/or investment power over the shares held by Kadima Partners, L.P. Please revise to identify the natural person controlling these shares.

         The Company has revised footnote 12 in "Principal Stockholders" on page 121 to identify the three individuals at Brandywine Managers, LLC who control the voting and investment decisions with respect to the shares held by Kadima Partners, L.P.

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Securities and Exchange Commission
January 19, 2006
Page 2 of 2






Additional Matters
------------------

         On January 3, 2006, Resource Capital Manager, Inc. allocated an additional 55,079 shares of restricted stock held by it to persons affiliated with it. The Company has revised the disclosure at pages 19, 20, 101, 110, 120 and 123 to reflect the allocation.

         On January 16, 2006, one of our underwriters, Credit Suisse First Boston LLC, changed its name to Credit Suisse Securities (USA) LLC. The Company has revised the disclosure throughout the prospectus to reflect the name change.


                                                  Very truly yours,

                                                  /s/ J. Baur Whittlesey

                                                  J. Baur Whittlesey
Enclosure

cc:      Jonathan Z. Cohen
         Lisa A. Ernst
         Larry P. Medvinsky (Facsimile: 212-878-8375)